Filed Pursuant to Rule 253(g)(2)

File No. 024-11325

Arrived Homes, LLC

SUPPLEMENT NO. 4 DATED April 28, 2026
TO THE OFFERING CIRCULAR DATED January 30, 2025

This document supplements, and should be read in conjunction with, the offering circular of Arrived Homes, LLC ("we", "our" or "us"), dated January 30, 2025, as previously supplemented, and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

●	Our Net Asset Value ("NAV") Per Interest for each series as of April 25, 2026.

Net Asset Value as of April 25, 2026

As of April 25, 2026, our net asset value ("NAV") per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about July 25, 2026.

Series	NAV Per Interest
100	$8.50
101	$8.01
Abbington	$9.14
Abernant	$10.04
Alvin	$10.73
Amber	$10.72
Apollo	$6.46
Aster	$10.18
Augusta	$9.82
Avebury	$8.62
Avondale	$9.33
Badminton	$13.39
Ballinger	$10.10
Bandelier	$10.88
Baron	$8.29
Basil	$15.20
Bayside	$12.03
Bazzel	$9.75
Bedford	$9.65
Bella	$10.15
Belle	$7.60
Belvedere	$9.88
Bergenia	$9.99
Blossom	$9.47
Bonneau	$9.99
Brainerd	$9.87
Braxton	$9.94
Brennan	$5.97
Briarwood	$10.09
Brooklyn	$8.87
Burlington	$8.52
Butter	$11.48
Calvin	$10.18
Camino	$9.28
Cawley	$9.70
Chaparral	$17.55
Chelsea	$9.12
Chester	$10.47
Chickamauga	$10.27
Chinook	$9.54
Chitwood	$10.10
Clover	$9.24
Coatbridge	$9.61
Collier	$10.45
Collinston	$9.32
Conway	$9.40
Cove	$9.85
Creekside	$10.08
Creekwood	$8.68
Cumberland	$9.12
Cupcake	$16.32
Cypress	$7.59
Daisy	$10.25
Davidson	$11.25
Dawson	$10.73
Delta	$4.03
Dewberry	$11.72
Diablo	$7.86
Dogwood	$10.05
Dolittle	$11.19
Dolly	$8.57
Dops	$10.97
Dorchester	$9.38
Dunbar	$8.41
Eagle	$13.04
Eastfair	$11.81
Eastwood	$10.54
Elevation	$8.01
Ella	$9.99
Ellen	$9.08
Elm	$14.79
Emporia	$4.63
Ensenada	$7.84
Falcon	$12.65
Felix	$9.46
Fenwick	$9.96
Fletcher	$9.36
Folly	$9.70
Forest	$11.01
Foster	$10.42
Franklin	$10.08
Gardens	$8.83
General	$10.03
Goose	$13.94
Grant	$12.17
Greenhill	$9.85
Gretal	$9.69
Grove	$9.34
Hadden	$9.16
Hansard	$11.13
Hansel	$8.03
Hargrave	$9.50
Harrison	$9.89
Henry	$8.00
Heritage	$8.27
Heron	$10.63
Highland	$9.59
Hines	$9.69
Hobbes	$9.95
Holcomb	$8.21
Holland	$11.34
Hollandaise	$8.84
Holloway	$13.18
Inglewood	$9.22
Irene	$9.27
Jack	$10.21
Jake	$8.29
Jefferson	$10.85
Jill	$8.96
Johnny	$8.40
June	$8.36
Jupiter	$11.40
Kawana	$8.65
Kennesaw	$9.39
Kenny	$8.56
KerriAnn	$8.14
Kessler	$9.60
Kingsley	$12.38
Kirkwood	$7.89
Korin	$11.13
Lallie	$6.17
Lanier	$9.19
Lannister	$8.44
Latte	$9.89
Lennox	$12.81
Lierly	$26.03
Lily	$7.13
Limestone	$8.44
Litton	$11.42
Longwoods	$9.71
Lookout	$9.89
Loretta	$9.68
Louis	$10.30
Louise	$10.10
Lovejoy	$6.08
Luna	$12.08
Lurleen	$8.87
Madison	$7.64
Mae	$9.91
Magnolia	$7.66
Malbec	$16.78
Mammoth	$7.37
Marcelo	$9.90
Marie	$11.67
Marietta	$9.22
Marion	$10.34
Marple	$8.89
Martell	$9.84
Mary	$10.91
Matchingham	$11.90
McGregor	$9.87
McLovin	$8.78
Meadow	$10.18
Mimosa	$9.48
Mojave	$15.91
Murphy	$11.55
Mycroft	$8.88
Nugget	$8.05
Odessa	$8.20
Olive	$10.79
Oly	$8.32
Onyx	$9.29
Oscar	$9.68
Osceola	$9.38
Osprey	$9.84
Otoro	$4.03
Palmer	$9.44
Patrick	$16.96
Peanut	$10.26
Pearl	$8.83
Pecan	$17.71
Peterson	$10.24
Piedmont	$6.34
Pinot	$16.97
Pioneer	$8.62
Plumtree	$16.65
Point	$8.32
Porthos	$9.64
Quincy	$8.68
Redondo	$10.37
Regency	$12.50
Reginald	$7.79
Reynolds	$8.26
Ribbonwalk	$10.13
Richardson	$10.48
Richmond	$9.68
Ridge	$11.45
Ritter	$9.07
River	$13.24
Riverwalk	$10.25
Rooney	$9.44
Roseberry	$11.60
Rosewood	$10.07
Roxy	$9.05
Saddlebred	$7.87
Saint	$8.95
Sajni	$10.30
Salem	$16.33
Salinas	$10.89
Saturn	$10.40
Scepter	$9.11
Sequoyah	$9.94
Shallowford	$8.85
Shoreline	$9.76
Sigma	$10.02
Simon	$10.19
Sims	$9.63
Soapstone	$23.77
Sodalis	$8.68
Spencer	$11.50
Splash	$15.29
Spring	$9.38
Stonebriar	$8.33
Sugar	$11.45
Summerset	$12.59
Sundance	$9.76
Sunnyside	$10.49
Swift	$9.10
Taylor	$9.29
Terracotta	$7.46
Theodore	$10.19
Tulip	$8.60
Tuscan	$15.44
Tuscarora	$10.65
Tuxford	$6.56
Vernon	$9.70
Walton	$9.58
Wave	$4.03
Weldon	$11.91
Wellington	$8.96
Wentworth	$15.72
Wescott	$7.78
Westchester	$9.54
Wildwood	$11.25
Willow	$9.25
Wilson	$10.16
Winchester	$9.87
Windsor	$10.84
Winston	$8.78
Wisteria	$12.27

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	100	101	Abbington	Abernant	Alvin	Amber	Apollo
ASSETS
Current assets:
Cash	$11,691	$3,376	$10,615	$12,039	$17,968	$5,835	$303
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,716	(1,780)	7,887	4,453	6,564	4,163	1,946
Property and equipment, net	555,959	580,982	437,252	213,987	299,184	270,514	186,121
Total assets	$575,366	$582,577	$455,755	$230,478	$323,717	$284,060	$191,452

LIABILITIES
Current liabilities:
Accrued expenses	$3,643	$1,335	$1,222	$1,450	$1,812	$2,336	$1,929
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	31,495	31,802	25,682	6,310	7,635	8,571	16,876
Tenant deposits	2,995	-	2,845	1,745	2,545	1,995	648
Note payable, related party	-	25,000	-	-	-	6,900	20,000
Mortgage payables	-	-	-	-	-	198,906	133,455
Total liabilities	$38,133	$58,137	$29,749	$9,505	$11,992	$218,708	$172,908

MEMBERS' EQUITY (DEFICIT)
Members' capital	564,479	620,417	440,999	225,303	298,786	107,078	69,677
Accumulated deficit	(27,246)	(95,977)	(14,994)	(4,330)	12,939	(41,725)	(51,133)
Total members' equity (deficit)	$537,233	$524,440	$426,006	$220,973	$311,725	$65,353	$18,544
Total liabilities and members' equity (deficit)	$575,366	$582,577	$455,755	$230,478	$323,717	$284,060	$191,452

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	537,233	524,440	426,006	220,973	311,725	65,353	18,544
Net adjustments to fair value	50,251	48,757	75,652	52,160	89,071	87,989	39,614
TOTAL NET ASSETS	$587,484	$573,197	$501,658	$273,133	$400,797	$153,342	$58,158
NET ASSET VALUE PER INTEREST	$8.50	$8.01	$9.14	$10.04	$10.73	$10.72	$6.46

	Aster	Augusta	Avebury	Avondale	Badminton	Ballinger	Bandelier
ASSETS
Current assets:
Cash	$3,585	$15,852	$2,395	$7,735	$5,074	$6,001	$6,211
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,033	5,618	4,641	5,289	7,481	5,952	5,261
Property and equipment, net	239,100	277,114	261,683	307,583	227,680	283,421	313,997
Total assets	$251,199	$298,584	$271,270	$320,607	$242,341	$295,374	$329,504

LIABILITIES
Current liabilities:
Accrued expenses	$1,253	$1,850	$1,234	$1,493	$2,070	$1,062	$1,479
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,821	5,721	10,998	8,732	6,868	7,229	7,450
Tenant deposits	2,245	1,995	1,795	1,995	5,188	2,320	2,245
Note payable, related party	19,100	-	5,400	-	17,300	-	-
Mortgage payables	124,576	-	201,030	-	172,102	-	242,717
Total liabilities	$153,994	$9,566	$220,457	$12,220	$203,528	$10,610	$253,891

MEMBERS' EQUITY (DEFICIT)
Members' capital	145,930	288,196	91,593	322,647	74,262	291,535	113,430
Accumulated deficit	(48,725)	822	(40,780)	(14,260)	(35,449)	(6,771)	(37,817)
Total members' equity (deficit)	$97,205	$289,018	$50,813	$308,387	$38,813	$284,763	$75,613
Total liabilities and members' equity (deficit)	$251,199	$298,584	$271,270	$320,607	$242,341	$295,374	$329,504

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	97,205	289,018	50,813	308,387	38,813	284,763	75,613
Net adjustments to fair value	78,528	56,557	56,668	54,582	105,291	71,124	84,846
TOTAL NET ASSETS	$175,733	$345,575	$107,481	$362,969	$144,105	$355,888	$160,459
NET ASSET VALUE PER INTEREST	$10.18	$9.82	$8.62	$9.33	$13.39	$10.10	$10.88

	Baron	Basil	Bayside	Bazzel	Bedford	Bella	Belle
ASSETS
Current assets:
Cash	$7,797	$5,067	$3,291	$9,096	$5,305	$4,203	$7,197
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,528	5,071	7,645	3,436	4,769	5,625	3,632
Property and equipment, net	528,842	177,776	225,302	242,379	252,641	293,207	399,783
Total assets	$544,167	$190,236	$239,862	$254,911	$265,384	$303,035	$410,612

LIABILITIES
Current liabilities:
Accrued expenses	$7,700	$1,457	$2,522	$1,894	$2,506	$3,919	$1,768
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	26,006	5,329	7,126	17,016	5,507	7,514	10,461
Tenant deposits	3,345	3,190	5,238	1,845	2,295	1,945	3,593
Note payable, related party	-	9,700	10,000	21,700	13,300	8,500	25,900
Mortgage payables	-	129,886	163,717	-	194,632	-	-
Total liabilities	$37,052	$149,562	$188,603	$42,455	$218,240	$21,878	$41,722

MEMBERS' EQUITY (DEFICIT)
Members' capital	530,957	58,813	81,862	243,349	87,660	304,338	424,526
Accumulated deficit	(23,842)	(18,139)	(30,603)	(30,893)	(40,516)	(23,181)	(55,636)
Total members' equity (deficit)	$507,115	$40,675	$51,259	$212,456	$47,144	$281,157	$368,890
Total liabilities and members' equity (deficit)	$544,167	$190,236	$239,862	$254,911	$265,384	$303,035	$410,612

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	507,115	40,675	51,259	212,456	47,144	281,157	368,890
Net adjustments to fair value	31,512	103,017	96,602	70,241	70,740	87,025	10,590
TOTAL NET ASSETS	$538,627	$143,692	$147,861	$282,698	$117,885	$368,182	$379,480
NET ASSET VALUE PER INTEREST	$8.29	$15.20	$12.03	$9.75	$9.65	$10.15	$7.60

	Belvedere	Bergenia	Blossom	Bonneau	Brainerd	Braxton	Brennan
ASSETS
Current assets:
Cash	$13,461	$11,277	$8,237	$9,401	$11,625	$6,982	$2,258
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,843	4,345	4,557	5,915	5,977	4,281	5,208
Property and equipment, net	275,497	204,061	231,841	307,109	267,083	294,555	205,058
Total assets	$294,801	$219,683	$244,635	$322,425	$284,685	$305,819	$216,074

LIABILITIES
Current liabilities:
Accrued expenses	$1,205	$1,049	$3,321	$1,898	$1,925	$1,451	$2,569
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,074	5,918	8,567	17,046	9,779	9,728	21,530
Tenant deposits	2,295	1,495	1,845	2,295	2,495	2,045	1,550
Note payable, related party	-	-	7,400	5,000	-	10,700	35,200
Mortgage payables	-	-	-	-	143,731	-	154,098
Total liabilities	$9,574	$8,462	$21,133	$26,238	$157,931	$23,924	$214,947

MEMBERS' EQUITY (DEFICIT)
Members' capital	273,950	210,264	242,839	318,871	144,495	298,915	84,906
Accumulated deficit	11,277	957	(19,338)	(22,684)	(17,741)	(17,020)	(83,779)
Total members' equity (deficit)	$285,227	$211,221	$223,502	$296,187	$126,754	$281,895	$1,127
Total liabilities and members' equity (deficit)	$294,801	$219,683	$244,635	$322,425	$284,685	$305,819	$216,074

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	285,227	211,221	223,502	296,187	126,754	281,895	1,127
Net adjustments to fair value	60,198	47,336	65,139	92,418	63,833	94,628	62,184
TOTAL NET ASSETS	$345,425	$258,557	$288,641	$388,605	$190,587	$376,522	$63,311
NET ASSET VALUE PER INTEREST	$9.88	$9.99	$9.47	$9.99	$9.87	$9.94	$5.97

	Briarwood	Brooklyn	Burlington	Butter	Calvin	Camino	Cawley
ASSETS
Current assets:
Cash	$9,337	$3,138	$593	$8,755	$15,951	$7,358	$8,197
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,688	2,799	8,778	9,690	5,594	2,934	5,959
Property and equipment, net	196,341	154,615	594,319	336,447	221,773	241,128	293,925
Total assets	$210,366	$160,552	$603,690	$357,596	$243,319	$251,420	$308,082

LIABILITIES
Current liabilities:
Accrued expenses	$1,488	$1,577	$9,565	$1,833	$2,255	$1,119	$1,718
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,824	5,775	29,164	7,927	4,097	8,583	6,142
Tenant deposits	1,995	1,295	3,645	2,795	1,795	1,595	2,095
Note payable, related party	-	24,100	4,000	24,200	-	-	-
Mortgage payables	-	82,274	-	260,090	-	-	-
Total liabilities	$7,308	$115,020	$46,374	$296,845	$8,147	$11,297	$9,955

MEMBERS' EQUITY (DEFICIT)
Members' capital	203,754	94,115	599,567	110,181	226,589	242,125	300,947
Accumulated deficit	(696)	(48,584)	(42,251)	(49,430)	8,583	(2,001)	(2,820)
Total members' equity (deficit)	$203,058	$45,532	$557,316	$60,751	$235,172	$240,123	$298,126
Total liabilities and members' equity (deficit)	$210,366	$160,552	$603,690	$357,596	$243,319	$251,420	$308,082

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	203,058	45,532	557,316	60,751	235,172	240,123	298,126
Net adjustments to fair value	52,882	58,546	57,601	120,846	53,184	45,754	61,639
TOTAL NET ASSETS	$255,941	$104,077	$614,917	$181,597	$288,357	$285,877	$359,765
NET ASSET VALUE PER INTEREST	$10.09	$8.87	$8.52	$11.48	$10.18	$9.28	$9.70

	Chaparral	Chelsea	Chester	Chickamauga	Chinook	Chitwood	Clover
ASSETS
Current assets:
Cash	$7,475	$7,294	$5,999	$14,239	$7,311	$9,621	$6,703
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,945	4,069	11,757	7,173	5,839	6,172	6,062
Property and equipment, net	169,815	277,316	337,551	342,689	288,996	347,713	300,945
Total assets	$182,235	$292,290	$360,283	$364,102	$302,146	$363,506	$313,710

LIABILITIES
Current liabilities:
Accrued expenses	$5,914	$2,346	$1,320	$1,179	$1,681	$4,894	$1,327
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,986	7,173	9,478	11,160	7,417	11,951	18,979
Tenant deposits	1,695	1,895	3,943	3,693	1,995	2,795	1,995
Note payable, related party	-	-	-	-	5,200	-	5,600
Mortgage payables	104,980	213,441	182,039	-	-	-	-
Total liabilities	$118,575	$224,854	$196,780	$16,032	$16,293	$19,640	$27,902

MEMBERS' EQUITY (DEFICIT)
Members' capital	64,914	90,172	201,649	338,464	299,247	346,592	303,141
Accumulated deficit	(1,254)	(22,736)	(38,147)	9,606	(13,393)	(2,725)	(17,332)
Total members' equity (deficit)	$63,659	$67,436	$163,502	$348,070	$285,854	$343,866	$285,808
Total liabilities and members' equity (deficit)	$182,235	$292,290	$360,283	$364,102	$302,146	$363,506	$313,710

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	63,659	67,436	163,502	348,070	285,854	343,866	285,808
Net adjustments to fair value	120,198	57,424	96,023	93,953	58,380	101,272	64,014
TOTAL NET ASSETS	$183,858	$124,860	$259,525	$442,023	$344,234	$445,138	$349,822
NET ASSET VALUE PER INTEREST	$17.55	$9.12	$10.47	$10.27	$9.54	$10.10	$9.24

	Coatbridge	Collier	Collinston	Conway	Cove	Creekside	Creekwood
ASSETS
Current assets:
Cash	$2,743	$7,566	$6,820	$10,454	$8,654	$9,319	$6,785
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,102	6,247	2,635	10,102	9,948	7,851	3,830
Property and equipment, net	242,435	322,805	186,640	624,262	195,556	282,690	263,021
Total assets	$255,387	$336,618	$197,198	$644,819	$217,383	$299,861	$278,012

LIABILITIES
Current liabilities:
Accrued expenses	$2,773	$870	$2,302	$1,512	$1,386	$4,574	$1,294
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,367	19,947	15,095	21,388	7,336	7,992	6,898
Tenant deposits	6,135	2,445	1,595	3,645	1,695	2,395	1,795
Note payable, related party	25,400	-	35,600	13,400	24,700	-	-
Mortgage payables	173,385	-	134,988	-	-	-	141,520
Total liabilities	$215,059	$23,262	$189,580	$39,945	$35,117	$14,961	$151,508

MEMBERS' EQUITY (DEFICIT)
Members' capital	93,238	315,321	81,057	649,599	212,557	272,680	161,008
Accumulated deficit	(52,910)	(1,965)	(73,439)	(44,725)	(30,291)	12,219	(34,505)
Total members' equity (deficit)	$40,328	$313,356	$7,618	$604,874	$182,266	$284,899	$126,503
Total liabilities and members' equity (deficit)	$255,387	$336,618	$197,198	$644,819	$217,383	$299,861	$278,012

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	40,328	313,356	7,618	604,874	182,266	284,899	126,503
Net adjustments to fair value	85,446	102,247	87,600	124,862	60,457	74,547	41,959
TOTAL NET ASSETS	$125,774	$415,602	$95,219	$729,736	$242,723	$359,446	$168,463
NET ASSET VALUE PER INTEREST	$9.61	$10.45	$9.32	$9.40	$9.85	$10.08	$8.68

	Cumberland	Cupcake	Cypress	Daisy	Davidson	Dawson	Delta
ASSETS
Current assets:
Cash	$6,759	$5,160	$2,946	$6,898	$4,841	$2,943	$4,771
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,835	5,135	6,080	5,366	2,881	5,355	4,006
Property and equipment, net	269,249	200,338	338,661	273,797	187,294	200,423	311,485
Total assets	$280,843	$212,465	$359,776	$286,060	$197,645	$212,185	$325,729

LIABILITIES
Current liabilities:
Accrued expenses	$1,148	$1,236	$2,728	$3,368	$1,572	$1,725	$3,179
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,988	6,056	11,644	9,672	7,246	7,765	14,702
Tenant deposits	2,145	1,945	2,395	1,695	1,495	3,440	2,195
Note payable, related party	-	-	15,200	-	14,600	23,900	95,700
Mortgage payables	-	150,283	179,342	-	145,415	144,382	224,683
Total liabilities	$13,281	$159,521	$211,309	$14,736	$170,329	$181,212	$340,459

MEMBERS' EQUITY (DEFICIT)
Members' capital	269,706	56,743	200,060	271,469	67,925	78,962	118,520
Accumulated deficit	(2,144)	(3,798)	(51,593)	(144)	(40,609)	(47,990)	(133,249)
Total members' equity (deficit)	$267,562	$52,945	$148,467	$271,325	$27,316	$30,973	$(14,730)
Total liabilities and members' equity (deficit)	$280,843	$212,465	$359,776	$286,060	$197,645	$212,185	$325,729

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	267,562	52,945	148,467	271,325	27,316	30,973	(14,730)
Net adjustments to fair value	44,654	122,567	38,249	84,311	76,663	86,632	73,167
TOTAL NET ASSETS	$312,216	$175,512	$186,716	$355,636	$103,980	$117,605	$58,437
NET ASSET VALUE PER INTEREST	$9.12	$16.32	$7.59	$10.25	$11.25	$10.73	$4.03

	Dewberry	Diablo	Dogwood	Dolittle	Dolly	Dops	Dorchester
ASSETS
Current assets:
Cash	$4,021	$5,044	$8,534	$6,032	$7,096	$7,482	$13,377
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,859	5,644	2,483	4,841	10,046	1,682	6,776
Property and equipment, net	166,815	269,438	218,394	272,393	626,923	188,410	318,288
Total assets	$181,470	$282,725	$229,411	$286,977	$644,065	$197,493	$338,441

LIABILITIES
Current liabilities:
Accrued expenses	$1,919	$3,868	$1,004	$3,364	$1,220	$1,057	$2,550
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,050	7,905	12,633	10,177	20,249	6,232	26,397
Tenant deposits	3,190	2,145	1,750	2,295	3,995	1,495	2,295
Note payable, related party	24,700	28,300	-	6,300	-	-	52,800
Mortgage payables	119,573	205,911	-	205,597	-	-	-
Total liabilities	$154,432	$248,129	$15,386	$227,733	$25,464	$8,784	$84,042

MEMBERS' EQUITY (DEFICIT)
Members' capital	65,371	94,350	216,514	92,802	651,128	189,306	337,657
Accumulated deficit	(38,333)	(59,754)	(2,490)	(33,558)	(32,527)	(597)	(83,259)
Total members' equity (deficit)	$27,038	$34,596	$214,024	$59,243	$618,601	$188,710	$254,399
Total liabilities and members' equity (deficit)	$181,470	$282,725	$229,411	$286,977	$644,065	$197,493	$338,441

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	27,038	34,596	214,024	59,243	618,601	188,710	254,399
Net adjustments to fair value	80,377	66,689	65,233	90,346	55,579	75,207	121,030
TOTAL NET ASSETS	$107,415	$101,285	$279,257	$149,589	$674,180	$263,917	$375,429
NET ASSET VALUE PER INTEREST	$11.72	$7.86	$10.05	$11.19	$8.57	$10.97	$9.38

	Dunbar	Eagle	Eastfair	Eastwood	Elevation	Ella	Ellen
ASSETS
Current assets:
Cash	$4,439	$5,972	$5,390	$11,628	$2,381	$7,091	$14,779
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,507	5,695	7,450	6,982	11,521	4,848	5,572
Property and equipment, net	305,489	251,939	188,737	299,917	240,667	241,509	232,582
Total assets	$315,434	$268,682	$205,334	$318,527	$256,771	$253,448	$252,933

LIABILITIES
Current liabilities:
Accrued expenses	$1,592	$1,535	$3,137	$1,468	$2,279	$1,155	$4,593
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	19,039	6,782	4,895	7,338	12,823	10,230	4,868
Tenant deposits	2,295	2,245	5,539	2,795	5,885	1,995	2,100
Note payable, related party	58,200	-	17,500	-	55,100	-	-
Mortgage payables	-	131,952	148,106	-	170,526	-	-
Total liabilities	$81,125	$142,515	$179,177	$11,602	$246,612	$13,379	$11,561

MEMBERS' EQUITY (DEFICIT)
Members' capital	318,156	137,957	59,038	323,754	99,928	248,840	246,513
Accumulated deficit	(83,847)	(11,791)	(32,882)	(16,829)	(89,770)	(8,771)	(5,142)
Total members' equity (deficit)	$234,309	$126,167	$26,157	$306,925	$10,159	$240,069	$241,371
Total liabilities and members' equity (deficit)	$315,434	$268,682	$205,334	$318,527	$256,771	$253,448	$252,933

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	234,309	126,167	26,157	306,925	10,159	240,069	241,371
Net adjustments to fair value	74,180	114,303	73,821	88,186	90,486	66,070	28,483
TOTAL NET ASSETS	$308,489	$240,469	$99,977	$395,111	$100,645	$306,139	$269,855
NET ASSET VALUE PER INTEREST	$8.41	$13.04	$11.81	$10.54	$8.01	$9.99	$9.08

	Elm	Emporia	Ensenada	Falcon	Felix	Fenwick	Fletcher
ASSETS
Current assets:
Cash	$1,619	$3,555	$2,815	$5,843	$5,615	$7,856	$14,597
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	8,273	4,939	14,430	5,733	5,411	7,616	3,534
Property and equipment, net	145,726	315,751	503,440	252,594	235,553	280,166	164,810
Total assets	$157,746	$327,591	$527,037	$269,524	$246,579	$295,638	$182,941

LIABILITIES
Current liabilities:
Accrued expenses	$1,732	$2,188	$2,151	$2,530	$1,490	$1,607	$1,021
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,939	11,318	12,657	7,217	4,821	5,768	3,363
Tenant deposits	4,840	2,395	3,195	2,345	2,393	4,190	1,395
Note payable, related party	12,400	29,700	16,100	-	-	-	-
Mortgage payables	105,929	242,765	388,843	131,943	-	-	-
Total liabilities	$131,840	$288,366	$422,946	$144,035	$8,704	$11,565	$5,779

MEMBERS' EQUITY (DEFICIT)
Members' capital	56,342	116,097	179,659	137,196	239,459	295,626	170,459
Accumulated deficit	(30,435)	(76,872)	(75,567)	(11,708)	(1,584)	(11,553)	6,703
Total members' equity (deficit)	$25,907	$39,225	$104,092	$125,489	$237,875	$284,073	$177,162
Total liabilities and members' equity (deficit)	$157,746	$327,591	$527,037	$269,524	$246,579	$295,638	$182,941

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	25,907	39,225	104,092	125,489	237,875	284,073	177,162
Net adjustments to fair value	95,529	31,318	77,205	106,999	42,128	69,456	24,564
TOTAL NET ASSETS	$121,436	$70,543	$181,297	$232,488	$280,003	$353,529	$201,726
NET ASSET VALUE PER INTEREST	$14.79	$4.63	$7.84	$12.65	$9.46	$9.96	$9.36

	Folly	Forest	Foster	Franklin	Gardens	General	Goose
ASSETS
Current assets:
Cash	$9,189	$6,642	$14,919	$7,545	$4,645	$6,880	$4,876
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,157	18,782	(3,980)	6,360	840	6,960	5,487
Property and equipment, net	285,902	314,818	292,873	282,288	202,188	295,985	234,785
Total assets	$301,248	$346,470	$303,811	$296,193	$208,575	$309,824	$248,703

LIABILITIES
Current liabilities:
Accrued expenses	$1,859	$1,734	$3,248	$8,848	$1,022	$3,936	$3,385
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	22,181	11,481	9,678	5,641	6,273	6,149	4,301
Tenant deposits	2,695	5,564	-	2,595	-	2,495	1,895
Note payable, related party	6,600	60,400	-	-	11,000	-	-
Mortgage payables	-	225,425	-	-	134,958	-	122,866
Total liabilities	$33,335	$304,604	$12,926	$17,084	$153,253	$12,580	$132,447

MEMBERS' EQUITY (DEFICIT)
Members' capital	297,271	131,621	304,917	294,124	81,220	299,904	125,656
Accumulated deficit	(29,358)	(89,754)	(14,032)	(15,015)	(25,898)	(2,659)	(9,399)
Total members' equity (deficit)	$267,913	$41,866	$290,885	$279,109	$55,323	$297,245	$116,257
Total liabilities and members' equity (deficit)	$301,248	$346,470	$303,811	$296,193	$208,575	$309,824	$248,703

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	267,913	41,866	290,885	279,109	55,323	297,245	116,257
Net adjustments to fair value	83,130	136,850	98,085	78,745	46,164	78,238	124,223
TOTAL NET ASSETS	$351,043	$178,717	$388,970	$357,854	$101,487	$375,483	$240,479
NET ASSET VALUE PER INTEREST	$9.70	$11.01	$10.42	$10.08	$8.83	$10.03	$13.94

	Grant	Greenhill	Gretal	Grove	Hadden	Hansard	Hansel
ASSETS
Current assets:
Cash	$8,732	$7,306	$12,810	$4,516	$3,945	$13,077	$4,640
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,051	5,789	4,167	3,609	3,431	6,177	6,351
Property and equipment, net	335,740	292,983	412,434	207,345	197,734	279,323	369,977
Total assets	$353,606	$310,428	$429,412	$218,264	$208,077	$298,577	$387,625

LIABILITIES
Current liabilities:
Accrued expenses	$1,491	$2,554	$1,025	$1,664	$1,775	$1,194	$1,278
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,947	6,764	12,378	7,338	5,257	9,102	10,124
Tenant deposits	-	3,119	2,395	1,869	1,695	4,840	3,003
Note payable, related party	-	6,100	-	11,100	6,800	-	22,600
Mortgage payables	256,696	225,660	-	155,821	141,922	-	197,764
Total liabilities	$266,134	$244,197	$15,798	$177,791	$157,449	$15,136	$234,769

MEMBERS' EQUITY (DEFICIT)
Members' capital	114,765	91,094	425,440	80,134	77,853	276,808	221,379
Accumulated deficit	(27,292)	(24,863)	(11,827)	(39,661)	(27,226)	6,633	(68,523)
Total members' equity (deficit)	$87,472	$66,231	$413,613	$40,473	$50,627	$283,441	$152,857
Total liabilities and members' equity (deficit)	$353,606	$310,428	$429,412	$218,264	$208,077	$298,577	$387,625

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	87,472	66,231	413,613	40,473	50,627	283,441	152,857
Net adjustments to fair value	109,550	68,261	93,062	54,966	49,389	108,571	61,542
TOTAL NET ASSETS	$197,023	$134,492	$506,675	$95,439	$100,017	$392,012	$214,399
NET ASSET VALUE PER INTEREST	$12.17	$9.85	$9.69	$9.34	$9.16	$11.13	$8.03

	Hargrave	Harrison	Henry	Heritage	Heron	Highland	Hines
ASSETS
Current assets:
Cash	$5,227	$9,250	$8,988	$5,149	$4,853	$6,930	$8,078
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,134	6,615	1,882	4,041	3,867	3,913	4,244
Property and equipment, net	219,462	417,195	391,150	264,702	261,026	260,830	235,837
Total assets	$229,823	$439,084	$402,020	$278,419	$275,098	$271,673	$248,159

LIABILITIES
Current liabilities:
Accrued expenses	$2,578	$2,550	$3,530	$1,682	$4,267	$1,504	$1,190
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	4,021	11,421	14,109	6,657	10,462	15,369	14,506
Tenant deposits	1,945	3,045	2,395	1,995	2,369	1,845	1,845
Note payable, related party	10,300	-	45,500	19,300	7,100	-	8,200
Mortgage payables	-	225,259	-	201,018	198,931	-	-
Total liabilities	$18,844	$242,275	$65,534	$230,652	$223,129	$18,718	$25,741

MEMBERS' EQUITY (DEFICIT)
Members' capital	243,460	234,428	402,914	96,246	97,447	264,685	241,202
Accumulated deficit	(32,481)	(37,619)	(66,428)	(48,479)	(45,479)	(11,729)	(18,784)
Total members' equity (deficit)	$210,979	$196,809	$336,486	$47,767	$51,969	$252,956	$222,418
Total liabilities and members' equity (deficit)	$229,823	$439,084	$402,020	$278,419	$275,098	$271,673	$248,159

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	210,979	196,809	336,486	47,767	51,969	252,956	222,418
Net adjustments to fair value	55,211	100,288	39,473	55,576	82,963	55,817	62,871
TOTAL NET ASSETS	$266,190	$297,096	$375,959	$103,343	$134,932	$308,772	$285,289
NET ASSET VALUE PER INTEREST	$9.50	$9.89	$8.00	$8.27	$10.63	$9.59	$9.69

	Hobbes	Holcomb	Holland	Hollandaise	Holloway	Inglewood	Irene
ASSETS
Current assets:
Cash	$7,282	$13,190	$5,940	$4,982	$3,477	$9,655	$12,775
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(545)	168	3,889	12,829	9,115	9,299	3,791
Property and equipment, net	219,749	321,886	186,809	329,348	298,346	619,057	164,810
Total assets	$226,485	$335,243	$200,646	$352,613	$315,031	$638,011	$181,375

LIABILITIES
Current liabilities:
Accrued expenses	$2,331	$2,522	$1,235	$1,130	$1,644	$1,445	$1,350
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	3,927	17,119	10,192	7,608	10,221	20,564	3,348
Tenant deposits	2,393	2,095	2,168	1,895	6,238	3,445	1,395
Note payable, related party	-	-	-	18,500	9,900	-	-
Mortgage payables	-	-	145,420	253,189	218,509	-	-
Total liabilities	$8,651	$21,736	$159,015	$282,322	$246,511	$25,454	$6,093

MEMBERS' EQUITY (DEFICIT)
Members' capital	235,477	328,165	77,813	130,141	111,247	651,831	169,892
Accumulated deficit	(17,643)	(14,658)	(36,182)	(59,850)	(42,726)	(39,274)	5,390
Total members' equity (deficit)	$217,834	$313,506	$41,631	$70,291	$68,520	$612,557	$175,282
Total liabilities and members' equity (deficit)	$226,485	$335,243	$200,646	$352,613	$315,031	$638,011	$181,375

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	217,834	313,506	41,631	70,291	68,520	612,557	175,282
Net adjustments to fair value	61,222	22,007	72,930	74,758	125,929	104,209	24,456
TOTAL NET ASSETS	$279,056	$335,513	$114,561	$145,049	$194,449	$716,766	$199,738
NET ASSET VALUE PER INTEREST	$9.95	$8.21	$11.34	$8.84	$13.18	$9.22	$9.27

	Jack	Jake	Jefferson	Jill	Johnny	June	Jupiter
ASSETS
Current assets:
Cash	$3,779	$7,771	$13,156	$5,004	$9,610	$7,543	$7,989
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,473	10,302	6,478	5,991	(1,136)	7,058	3,323
Property and equipment, net	376,676	534,137	252,902	365,431	532,417	532,417	186,637
Total assets	$392,792	$552,210	$272,536	$384,326	$540,891	$547,019	$200,996

LIABILITIES
Current liabilities:
Accrued expenses	$1,121	$9,338	$1,043	$1,012	$1,308	$5,733	$1,269
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	10,183	26,847	8,150	10,173	29,660	29,784	5,381
Tenant deposits	3,143	2,995	2,595	2,195	-	2,945	1,550
Note payable, related party	17,200	16,900	-	-	15,200	12,600	6,900
Mortgage payables	287,088	-	-	197,088	-	-	138,216
Total liabilities	$318,734	$56,081	$11,788	$210,468	$46,169	$51,062	$153,317

MEMBERS' EQUITY (DEFICIT)
Members' capital	139,431	563,175	244,599	213,183	552,405	558,130	76,451
Accumulated deficit	(65,373)	(67,046)	16,149	(39,325)	(57,683)	(62,173)	(28,772)
Total members' equity (deficit)	$74,058	$496,129	$260,749	$173,858	$494,723	$495,957	$47,680
Total liabilities and members' equity (deficit)	$392,792	$552,210	$272,536	$384,326	$540,891	$547,019	$200,996

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	74,058	496,129	260,749	173,858	494,723	495,957	47,680
Net adjustments to fair value	113,265	56,226	85,834	66,403	60,518	58,831	72,067
TOTAL NET ASSETS	$187,323	$552,355	$346,582	$240,261	$555,241	$554,788	$119,746
NET ASSET VALUE PER INTEREST	$10.21	$8.29	$10.85	$8.96	$8.40	$8.36	$11.40

	Kawana	Kennesaw	Kenny	KerriAnn	Kessler	Kingsley	Kirkwood
ASSETS
Current assets:
Cash	$806	$9,237	$5,193	$3,695	$2,692	$4,586	$1,159
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(1,064)	5,040	808	5,367	4,525	7,935	3,824
Property and equipment, net	247,966	386,180	626,923	302,103	236,672	276,783	241,544
Total assets	$251,087	$400,457	$632,923	$313,967	$248,301	$290,776	$250,756

LIABILITIES
Current liabilities:
Accrued expenses	$1,004	$1,464	$1,299	$1,706	$2,138	$3,047	$2,650
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,768	19,395	19,838	12,843	7,340	6,655	6,555
Tenant deposits	-	2,795	-	1,995	1,595	5,264	1,650
Note payable, related party	-	-	5,100	23,600	13,600	22,200	34,100
Mortgage payables	190,599	-	-	235,744	125,567	212,559	180,155
Total liabilities	$199,371	$23,653	$26,237	$275,887	$150,240	$249,725	$225,110

MEMBERS' EQUITY (DEFICIT)
Members' capital	84,911	400,417	674,153	114,391	145,723	94,768	86,729
Accumulated deficit	(33,195)	(23,614)	(67,467)	(76,311)	(47,663)	(53,718)	(61,083)
Total members' equity (deficit)	$51,717	$376,804	$606,686	$38,080	$98,060	$41,051	$25,646
Total liabilities and members' equity (deficit)	$251,087	$400,457	$632,923	$313,967	$248,301	$290,776	$250,756

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	51,717	376,804	606,686	38,080	98,060	41,051	25,646
Net adjustments to fair value	58,139	78,103	64,586	78,731	65,646	115,202	63,851
TOTAL NET ASSETS	$109,856	$454,907	$671,271	$116,811	$163,706	$156,253	$89,498
NET ASSET VALUE PER INTEREST	$8.65	$9.39	$8.56	$8.14	$9.60	$12.38	$7.89

	Korin	Lallie	Lanier	Lannister	Latte	Lennox	Lierly
ASSETS
Current assets:
Cash	$12,275	$3,177	$4,017	$1,299	$17,725	$4,887	$9,518
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,638	7,628	4,800	5,402	5,659	5,588	5,247
Property and equipment, net	255,761	331,097	344,568	160,423	331,552	190,236	185,030
Total assets	$272,674	$350,718	$359,788	$172,000	$354,936	$202,247	$199,795

LIABILITIES
Current liabilities:
Accrued expenses	$4,788	$4,595	$2,053	$1,728	$1,626	$1,768	$6,074
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,281	42,546	9,496	8,939	21,863	6,193	5,910
Tenant deposits	1,995	4,990	2,295	1,395	2,195	3,490	1,750
Note payable, related party	-	57,200	11,800	18,700	12,600	9,700	-
Mortgage payables	-	237,844	261,519	112,823	-	137,937	131,955
Total liabilities	$13,064	$347,175	$287,164	$143,585	$38,284	$159,088	$145,689

MEMBERS' EQUITY (DEFICIT)
Members' capital	247,661	121,831	124,003	74,255	338,788	67,677	53,216
Accumulated deficit	11,948	(118,288)	(51,379)	(45,840)	(22,136)	(24,517)	890
Total members' equity (deficit)	$259,609	$3,543	$72,624	$28,415	$316,652	$43,159	$54,106
Total liabilities and members' equity (deficit)	$272,674	$350,718	$359,788	$172,000	$354,936	$202,247	$199,795

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	259,609	3,543	72,624	28,415	316,652	43,159	54,106
Net adjustments to fair value	101,236	94,297	79,009	51,499	90,193	92,514	192,072
TOTAL NET ASSETS	$360,845	$97,839	$151,633	$79,914	$406,845	$135,673	$246,178
NET ASSET VALUE PER INTEREST	$11.13	$6.17	$9.19	$8.44	$9.89	$12.81	$26.03

	Lily	Limestone	Litton	Longwoods	Lookout	Loretta	Louis
ASSETS
Current assets:
Cash	$2,413	$4,880	$9,957	$4,028	$9,277	$9,021	$19,327
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,102	4,463	8,164	3,799	5,869	12,682	5,759
Property and equipment, net	472,074	258,222	294,766	251,725	312,936	623,915	251,647
Total assets	$489,958	$271,671	$312,887	$259,553	$328,082	$645,618	$276,733

LIABILITIES
Current liabilities:
Accrued expenses	$(264)	$2,864	$1,683	$1,231	$971	$1,452	$1,620
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,317	8,679	8,770	11,132	16,489	20,975	8,291
Tenant deposits	2,395	2,095	2,545	1,950	2,245	6,390	2,145
Note payable, related party	64,000	21,400	-	-	-	3,200	-
Mortgage payables	308,868	201,062	158,600	-	-	-	-
Total liabilities	$389,316	$236,101	$171,598	$14,313	$19,704	$32,017	$12,056

MEMBERS' EQUITY (DEFICIT)
Members' capital	204,790	103,055	159,492	266,859	307,650	639,547	261,819
Accumulated deficit	(104,148)	(67,484)	(18,202)	(21,619)	728	(25,945)	2,859
Total members' equity (deficit)	$100,642	$35,571	$141,289	$245,239	$308,378	$613,601	$264,677
Total liabilities and members' equity (deficit)	$489,958	$271,671	$312,887	$259,553	$328,082	$645,618	$276,733

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	100,642	35,571	141,289	245,239	308,378	613,601	264,677
Net adjustments to fair value	70,878	80,083	102,957	66,720	72,972	122,430	69,275
TOTAL NET ASSETS	$171,520	$115,654	$244,246	$311,959	$381,350	$736,031	$333,953
NET ASSET VALUE PER INTEREST	$7.13	$8.44	$11.42	$9.71	$9.89	$9.68	$10.30

	Louise	Lovejoy	Luna	Lurleen	Madison	Mae	Magnolia
ASSETS
Current assets:
Cash	$7,088	$4,005	$4,442	$3,234	$6,036	$10,886	$4,437
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,935	(41)	4,970	3,581	3,830	6,527	5,129
Property and equipment, net	248,807	264,904	188,737	205,862	186,624	321,830	228,933
Total assets	$264,165	$273,911	$200,863	$212,677	$199,288	$339,244	$242,589

LIABILITIES
Current liabilities:
Accrued expenses	$1,070	$1,901	$2,406	$1,918	$1,190	$1,964	$1,419
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,517	8,890	7,196	8,017	6,401	15,971	6,042
Tenant deposits	1,895	1,995	3,645	1,695	2,174	4,190	3,290
Note payable, related party	-	12,300	17,800	12,400	15,900	-	23,800
Mortgage payables	180,161	203,123	148,106	108,992	100,050	-	171,293
Total liabilities	$191,643	$228,210	$179,153	$133,022	$125,715	$22,125	$205,844

MEMBERS' EQUITY (DEFICIT)
Members' capital	89,508	90,771	58,707	120,834	110,581	324,791	87,039
Accumulated deficit	(16,986)	(45,069)	(36,996)	(41,179)	(37,008)	(7,673)	(50,293)
Total members' equity (deficit)	$72,522	$45,702	$21,710	$79,655	$73,573	$317,118	$36,745
Total liabilities and members' equity (deficit)	$264,165	$273,911	$200,863	$212,677	$199,288	$339,244	$242,589

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	72,522	45,702	21,710	79,655	73,573	317,118	36,745
Net adjustments to fair value	61,094	32,035	86,676	56,675	30,470	81,997	48,404
TOTAL NET ASSETS	$133,617	$77,737	$108,386	$136,330	$104,044	$399,115	$85,150
NET ASSET VALUE PER INTEREST	$10.10	$6.08	$12.08	$8.87	$7.64	$9.91	$7.66

	Malbec	Mammoth	Marcelo	Marie	Marietta	Marion	Marple
ASSETS
Current assets:
Cash	$2,001	$4,144	$5,750	$14,459	$5,177	$6,790	$6,051
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	6,288	3,712	4,779	6,870	3,921	5,473	4,000
Property and equipment, net	279,419	307,685	259,443	294,356	275,688	244,008	164,006
Total assets	$291,648	$321,303	$269,973	$315,686	$288,596	$257,439	$174,057

LIABILITIES
Current liabilities:
Accrued expenses	$927	$2,317	$1,279	$1,085	$2,132	$4,276	$1,087
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	7,919	11,945	7,292	8,307	9,128	5,680	6,720
Tenant deposits	2,195	2,095	1,750	2,745	2,195	2,295	1,943
Note payable, related party	6,500	44,300	-	-	18,900	5,800	-
Mortgage payables	205,191	235,796	-	-	148,752	-	-
Total liabilities	$222,732	$296,453	$10,322	$12,137	$181,107	$18,051	$9,749

MEMBERS' EQUITY (DEFICIT)
Members' capital	92,223	118,444	266,720	279,185	168,880	255,560	177,646
Accumulated deficit	(23,307)	(93,594)	(7,069)	24,364	(61,391)	(16,172)	(13,337)
Total members' equity (deficit)	$68,916	$24,850	$259,651	$303,549	$107,489	$239,389	$164,308
Total liabilities and members' equity (deficit)	$291,648	$321,303	$269,973	$315,686	$288,596	$257,439	$174,057

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	68,916	24,850	259,651	303,549	107,489	239,389	164,308
Net adjustments to fair value	162,281	83,025	74,798	128,525	78,192	75,154	24,815
TOTAL NET ASSETS	$231,197	$107,875	$334,449	$432,074	$185,681	$314,542	$189,123
NET ASSET VALUE PER INTEREST	$16.78	$7.37	$9.90	$11.67	$9.22	$10.34	$8.89

	Martell	Mary	Matchingham	McGregor	McLovin	Meadow	Mimosa
ASSETS
Current assets:
Cash	$6,462	$12,302	$3,632	$7,661	$3,475	$5,586	$6,006
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,205	5,537	5,712	5,748	6,499	182	3,423
Property and equipment, net	242,911	253,798	187,221	272,015	483,518	283,594	194,026
Total assets	$254,578	$271,637	$199,629	$285,424	$503,678	$293,973	$203,455

LIABILITIES
Current liabilities:
Accrued expenses	$4,242	$814	$1,921	$2,579	$(483)	$1,610	$1,613
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	5,360	7,509	7,362	19,595	12,484	11,688	6,514
Tenant deposits	1,945	2,095	3,690	1,895	3,495	-	1,495
Note payable, related party	6,200	-	-	-	20,900	-	5,800
Mortgage payables	-	-	144,783	-	364,481	212,886	106,649
Total liabilities	$17,747	$10,418	$157,756	$24,069	$400,876	$226,184	$122,071

MEMBERS' EQUITY (DEFICIT)
Members' capital	257,226	249,735	55,686	270,156	157,605	120,082	113,539
Accumulated deficit	(20,395)	11,484	(13,814)	(8,801)	(54,803)	(52,293)	(32,155)
Total members' equity (deficit)	$236,831	$261,219	$41,872	$261,355	$102,802	$67,789	$81,384
Total liabilities and members' equity (deficit)	$254,578	$271,637	$199,629	$285,424	$503,678	$293,973	$203,455

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	236,831	261,219	41,872	261,355	102,802	67,789	81,384
Net adjustments to fair value	67,813	85,263	70,241	78,877	90,003	88,488	60,665
TOTAL NET ASSETS	$304,644	$346,482	$112,113	$340,232	$192,805	$156,276	$142,049
NET ASSET VALUE PER INTEREST	$9.84	$10.91	$11.90	$9.87	$8.78	$10.18	$9.48

	Mojave	Murphy	Mycroft	Nugget	Odessa	Olive	Oly
ASSETS
Current assets:
Cash	$4,167	$3,864	$2,837	$8,955	$4,306	$3,833	$2,144
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,545	4,187	3,892	7,270	8,826	9,638	7,720
Property and equipment, net	213,240	263,586	167,721	507,769	472,245	204,879	475,396
Total assets	$225,151	$277,083	$174,449	$523,993	$491,414	$222,342	$492,812

LIABILITIES
Current liabilities:
Accrued expenses	$1,270	$3,452	$1,164	$10,628	$2,866	$2,087	$(842)
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,305	6,449	5,661	28,559	11,293	8,614	10,789
Tenant deposits	2,195	1,995	1,395	3,145	3,395	3,790	2,995
Note payable, related party	6,900	5,300	-	-	41,400	19,000	6,000
Mortgage payables	160,397	205,290	-	-	371,465	124,402	365,183
Total liabilities	$177,066	$222,485	$8,219	$42,332	$430,419	$157,892	$384,124

MEMBERS' EQUITY (DEFICIT)
Members' capital	58,995	89,636	173,817	512,671	175,690	102,379	159,514
Accumulated deficit	(10,910)	(35,038)	(7,587)	(31,009)	(114,694)	(37,930)	(50,827)
Total members' equity (deficit)	$48,085	$54,598	$166,230	$481,662	$60,995	$64,450	$108,687
Total liabilities and members' equity (deficit)	$225,151	$277,083	$174,449	$523,993	$491,414	$222,342	$492,812

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	48,085	54,598	166,230	481,662	60,995	64,450	108,687
Net adjustments to fair value	117,013	96,108	26,532	20,619	118,392	82,891	72,979
TOTAL NET ASSETS	$165,098	$150,706	$192,762	$502,281	$179,388	$147,341	$181,666
NET ASSET VALUE PER INTEREST	$15.91	$11.55	$8.88	$8.05	$8.20	$10.79	$8.32

	Onyx	Oscar	Osceola	Osprey	Otoro	Palmer	Patrick
ASSETS
Current assets:
Cash	$6,902	$5,973	$8,471	$12,216	$2,678	$5,565	$6,314
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,748	4,373	4,205	2,685	10,502	5,172	4,374
Property and equipment, net	311,362	237,037	261,823	319,442	357,947	283,730	184,351
Total assets	$321,011	$247,383	$276,695	$334,343	$375,826	$294,467	$195,478

LIABILITIES
Current liabilities:
Accrued expenses	$1,738	$1,493	$2,710	$1,972	$3,701	$1,550	$5,150
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,266	6,505	8,051	24,955	27,629	12,057	10,137
Tenant deposits	2,395	2,793	1,995	2,295	2,319	1,895	1,595
Note payable, related party	-	-	8,200	-	78,700	6,000	-
Mortgage payables	-	-	-	-	271,959	-	108,593
Total liabilities	$12,398	$10,791	$20,955	$29,222	$384,307	$21,502	$125,475

MEMBERS' EQUITY (DEFICIT)
Members' capital	318,155	251,229	291,057	331,082	130,815	289,480	82,075
Accumulated deficit	(9,542)	(14,637)	(35,317)	(25,961)	(139,297)	(16,516)	(12,073)
Total members' equity (deficit)	$308,613	$236,592	$255,740	$305,121	$(8,482)	$272,965	$70,002
Total liabilities and members' equity (deficit)	$321,011	$247,383	$276,695	$334,343	$375,826	$294,467	$195,478

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	308,613	236,592	255,740	305,121	(8,482)	272,965	70,002
Net adjustments to fair value	48,356	52,477	58,566	91,426	76,911	54,844	121,798
TOTAL NET ASSETS	$356,969	$289,070	$314,306	$396,547	$68,429	$327,809	$191,800
NET ASSET VALUE PER INTEREST	$9.29	$9.68	$9.38	$9.84	$4.03	$9.44	$16.96

	Peanut	Pearl	Pecan	Peterson	Piedmont	Pinot	Pioneer
ASSETS
Current assets:
Cash	$4,695	$6,097	$8,155	$16,202	$2,473	$6,076	$7,886
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	3,743	4,370	5,606	4,775	6,333	7,045	9,266
Property and equipment, net	194,658	494,894	180,105	212,628	349,193	282,119	532,317
Total assets	$205,694	$505,361	$193,866	$233,605	$365,691	$300,737	$549,470

LIABILITIES
Current liabilities:
Accrued expenses	$986	$1,309	$5,413	$1,449	$1,860	$1,496	$9,379
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,786	29,070	6,493	6,301	11,836	8,076	25,648
Tenant deposits	2,093	2,745	2,295	1,650	2,295	2,395	3,445
Note payable, related party	-	7,800	-	-	-	5,900	-
Mortgage payables	145,390	-	113,158	-	188,424	207,320	-
Total liabilities	$155,253	$40,925	$127,359	$9,399	$204,415	$225,187	$38,472

MEMBERS' EQUITY (DEFICIT)
Members' capital	68,722	517,652	65,808	222,780	216,566	90,915	543,606
Accumulated deficit	(18,282)	(53,216)	699	1,426	(55,290)	(15,365)	(32,608)
Total members' equity (deficit)	$50,440	$464,436	$66,507	$224,206	$161,276	$75,550	$510,998
Total liabilities and members' equity (deficit)	$205,694	$505,361	$193,866	$233,605	$365,691	$300,737	$549,470

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	50,440	464,436	66,507	224,206	161,276	75,550	510,998
Net adjustments to fair value	49,977	76,453	122,882	53,504	2,091	160,123	50,197
TOTAL NET ASSETS	$100,417	$540,889	$189,389	$277,710	$163,367	$235,673	$561,195
NET ASSET VALUE PER INTEREST	$10.26	$8.83	$17.71	$10.24	$6.34	$16.97	$8.62

	Plumtree	Point	Porthos	Quincy	Redondo	Regency	Reginald
ASSETS
Current assets:
Cash	$4,709	$6,702	$11,553	$7,446	$6,616	$5,704	$1,817
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,025	4,574	6,883	7,874	6,385	6,824	4,385
Property and equipment, net	173,947	345,622	282,723	497,217	287,689	261,699	423,625
Total assets	$182,680	$361,559	$301,160	$512,537	$300,690	$274,227	$429,827

LIABILITIES
Current liabilities:
Accrued expenses	$5,903	$1,328	$1,197	$6,873	$4,819	$4,243	$2,788
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,173	8,066	12,607	12,877	10,477	12,213	13,560
Tenant deposits	1,550	2,095	2,295	3,495	2,195	2,295	2,195
Note payable, related party	-	17,600	-	24,400	9,300	5,000	82,500
Mortgage payables	111,862	265,344	-	-	156,188	136,240	-
Total liabilities	$125,488	$294,433	$16,100	$47,645	$182,978	$159,991	$101,043

MEMBERS' EQUITY (DEFICIT)
Members' capital	61,705	127,663	287,156	511,456	171,824	139,770	434,047
Accumulated deficit	(4,513)	(60,537)	(2,096)	(46,564)	(54,112)	(25,534)	(105,263)
Total members' equity (deficit)	$57,192	$67,126	$285,060	$464,891	$117,712	$114,236	$328,784
Total liabilities and members' equity (deficit)	$182,680	$361,559	$301,160	$512,537	$300,690	$274,227	$429,827

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	57,192	67,126	285,060	464,891	117,712	114,236	328,784
Net adjustments to fair value	123,948	70,947	59,309	65,136	101,487	118,302	59,970
TOTAL NET ASSETS	$181,140	$138,073	$344,369	$530,028	$219,199	$232,539	$388,754
NET ASSET VALUE PER INTEREST	$16.65	$8.32	$9.64	$8.68	$10.37	$12.50	$7.79

	Reynolds	Ribbonwalk	Richardson	Richmond	Ridge	Ritter	River
ASSETS
Current assets:
Cash	$16,045	$5,240	$10,151	$14,864	$4,184	$7,371	$5,922
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	5,279	4,251	5,463	7,528	7,187	6,886	8,416
Property and equipment, net	390,714	283,647	286,161	358,373	191,114	457,526	234,073
Total assets	$412,038	$297,625	$301,775	$380,765	$207,619	$471,783	$250,084

LIABILITIES
Current liabilities:
Accrued expenses	$1,707	$1,730	$3,990	$4,521	$2,018	$7,154	$1,815
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	19,076	36,668	7,507	7,396	5,650	22,671	8,288
Tenant deposits	2,495	2,195	1,895	3,443	5,085	2,495	5,985
Note payable, related party	-	12,000	-	-	5,600	15,800	-
Mortgage payables	-	221,921	-	-	138,581	-	170,526
Total liabilities	$23,277	$274,514	$13,392	$15,359	$156,933	$48,120	$186,614

MEMBERS' EQUITY (DEFICIT)
Members' capital	391,250	110,520	291,729	378,216	69,689	483,684	82,408
Accumulated deficit	(2,489)	(87,409)	(3,346)	(12,811)	(19,003)	(60,021)	(18,938)
Total members' equity (deficit)	$388,760	$23,111	$288,384	$365,405	$50,686	$423,662	$63,470
Total liabilities and members' equity (deficit)	$412,038	$297,625	$301,775	$380,765	$207,619	$471,783	$250,084

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	388,760	23,111	288,384	365,405	50,686	423,662	63,470
Net adjustments to fair value	16,691	117,490	96,224	68,284	68,429	101,566	104,638
TOTAL NET ASSETS	$405,452	$140,601	$384,607	$433,689	$119,115	$525,229	$168,108
NET ASSET VALUE PER INTEREST	$8.26	$10.13	$10.48	$9.68	$11.45	$9.07	$13.24

	Riverwalk	Rooney	Roseberry	Rosewood	Roxy	Saddlebred	Saint
ASSETS
Current assets:
Cash	$13,428	$8,746	$4,508	$9,091	$4,577	$4,535	$9,973
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,081	(7,209)	11,312	4,860	6,157	8,062	6,955
Property and equipment, net	359,109	333,642	288,839	244,830	294,876	426,727	290,455
Total assets	$379,618	$341,173	$312,711	$259,981	$310,791	$442,516	$311,762

LIABILITIES
Current liabilities:
Accrued expenses	$1,004	$1,308	$2,442	$1,076	$1,260	$(848)	$1,793
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	20,054	8,411	7,972	6,607	7,082	10,208	7,302
Tenant deposits	2,845	-	6,885	2,768	1,995	3,045	2,495
Note payable, related party	-	9,400	13,000	4,100	15,200	23,400	-
Mortgage payables	-	256,696	209,272	187,109	218,404	329,734	209,970
Total liabilities	$23,902	$275,815	$239,571	$201,660	$243,941	$365,539	$221,560

MEMBERS' EQUITY (DEFICIT)
Members' capital	363,101	117,830	102,556	88,173	107,005	162,029	92,726
Accumulated deficit	(7,385)	(52,472)	(29,415)	(29,852)	(40,154)	(85,052)	(2,523)
Total members' equity (deficit)	$355,716	$65,358	$73,140	$58,321	$66,851	$76,977	$90,203
Total liabilities and members' equity (deficit)	$379,618	$341,173	$312,711	$259,981	$310,791	$442,516	$311,762

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	355,716	65,358	73,140	58,321	66,851	76,977	90,203
Net adjustments to fair value	101,959	82,129	96,504	63,255	62,758	78,692	42,034
TOTAL NET ASSETS	$457,675	$147,487	$169,644	$121,576	$129,609	$155,669	$132,237
NET ASSET VALUE PER INTEREST	$10.25	$9.44	$11.60	$10.07	$9.05	$7.87	$8.95

	Sajni	Salem	Salinas	Saturn	Scepter	Sequoyah	Shallowford
ASSETS
Current assets:
Cash	$1,889	$4,004	$6,034	$3,813	$3,802	$4,294	$3,471
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	(8,103)	5,763	4,626	3,235	5,642	5,407	6,043
Property and equipment, net	294,357	279,387	216,037	191,323	243,510	230,862	328,478
Total assets	$288,143	$293,855	$226,697	$200,014	$256,190	$240,563	$343,510

LIABILITIES
Current liabilities:
Accrued expenses	$787	$1,389	$2,885	$1,347	$1,720	$4,952	$1,696
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	8,368	7,219	9,852	9,364	6,239	6,102	8,789
Tenant deposits	-	2,195	1,945	1,495	2,195	2,295	2,095
Note payable, related party	23,700	19,500	20,300	11,900	6,800	23,500	14,500
Mortgage payables	-	209,090	-	138,221	187,146	122,915	177,128
Total liabilities	$32,855	$239,393	$34,982	$162,327	$204,100	$159,764	$204,208

MEMBERS' EQUITY (DEFICIT)
Members' capital	286,988	92,241	222,002	81,963	87,742	134,008	202,187
Accumulated deficit	(31,699)	(37,779)	(30,287)	(44,276)	(35,652)	(53,209)	(62,885)
Total members' equity (deficit)	$255,288	$54,461	$191,715	$37,687	$52,090	$80,799	$139,302
Total liabilities and members' equity (deficit)	$288,143	$293,855	$226,697	$200,014	$256,190	$240,563	$343,510

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	255,288	54,461	191,715	37,687	52,090	80,799	139,302
Net adjustments to fair value	105,354	162,587	104,257	69,849	53,695	86,390	76,060
TOTAL NET ASSETS	$360,642	$217,049	$295,972	$107,536	$105,785	$167,188	$215,362
NET ASSET VALUE PER INTEREST	$10.30	$16.33	$10.89	$10.40	$9.11	$9.94	$8.85

	Shoreline	Sigma	Simon	Sims	Soapstone	Sodalis	Spencer
ASSETS
Current assets:
Cash	$2,525	$4,511	$13,311	$8,853	$6,566	$7,616	$2,538
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	7,669	3,991	5,489	6,204	6,130	5,272	4,583
Property and equipment, net	272,750	342,488	271,053	254,934	197,157	279,426	263,889
Total assets	$285,952	$355,429	$289,852	$269,991	$209,854	$292,271	$273,088

LIABILITIES
Current liabilities:
Accrued expenses	$2,017	$1,835	$1,392	$1,319	$5,627	$7,792	$2,261
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	9,251	7,964	7,844	5,564	8,364	6,185	9,011
Tenant deposits	4,390	2,869	2,345	2,768	2,350	1,895	5,093
Note payable, related party	30,200	-	-	-	3,900	30,200	9,400
Mortgage payables	210,085	267,114	-	-	129,102	-	192,728
Total liabilities	$255,943	$279,781	$11,580	$9,650	$149,342	$46,073	$218,492

MEMBERS' EQUITY (DEFICIT)
Members' capital	94,561	113,828	273,897	263,247	66,222	279,646	91,238
Accumulated deficit	(64,552)	(38,180)	4,376	(2,906)	(5,711)	(33,447)	(36,642)
Total members' equity (deficit)	$30,008	$75,648	$278,272	$260,341	$60,511	$246,199	$54,595
Total liabilities and members' equity (deficit)	$285,952	$355,429	$289,852	$269,991	$209,854	$292,271	$273,088

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	30,008	75,648	278,272	260,341	60,511	246,199	54,595
Net adjustments to fair value	89,270	86,381	69,319	52,177	177,212	43,448	104,183
TOTAL NET ASSETS	$119,279	$162,030	$347,591	$312,518	$237,724	$289,647	$158,778
NET ASSET VALUE PER INTEREST	$9.76	$10.02	$10.19	$9.63	$23.77	$8.68	$11.50

	Splash	Spring	Stonebriar	Sugar	Summerset	Sundance	Sunnyside
ASSETS
Current assets:
Cash	$5,362	$7,043	$5,223	$3,289	$6,807	$4,000	$15,385
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,818	5,350	3,041	9,456	(1,936)	6,499	3,939
Property and equipment, net	197,469	225,059	183,482	273,507	232,092	291,999	204,140
Total assets	$207,649	$237,452	$195,151	$292,896	$237,784	$302,497	$223,464

LIABILITIES
Current liabilities:
Accrued expenses	$4,270	$1,900	$1,481	$1,339	$3,161	$3,997	$1,101
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	6,184	13,415	5,042	11,436	6,521	7,379	7,371
Tenant deposits	1,550	3,590	1,395	7,180	2,119	2,595	1,595
Note payable, related party	17,700	-	16,000	6,000	24,500	12,700	-
Mortgage payables	122,099	-	132,866	199,165	163,724	156,188	-
Total liabilities	$151,803	$18,906	$156,785	$225,120	$200,025	$182,858	$10,067

MEMBERS' EQUITY (DEFICIT)
Members' capital	68,448	230,407	70,632	116,458	86,146	169,222	205,733
Accumulated deficit	(12,602)	(11,860)	(32,266)	(48,682)	(48,387)	(49,583)	7,665
Total members' equity (deficit)	$55,846	$218,546	$38,367	$67,776	$37,759	$119,639	$213,398
Total liabilities and members' equity (deficit)	$207,649	$237,452	$195,151	$292,896	$237,784	$302,497	$223,464

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	55,846	218,546	38,367	67,776	37,759	119,639	213,398
Net adjustments to fair value	115,086	50,089	40,466	100,324	109,095	86,563	63,134
TOTAL NET ASSETS	$170,932	$268,635	$78,833	$168,100	$146,855	$206,201	$276,531
NET ASSET VALUE PER INTEREST	$15.29	$9.38	$8.33	$11.45	$12.59	$9.76	$10.49

	Swift	Taylor	Terracotta	Theodore	Tulip	Tuscan	Tuscarora
ASSETS
Current assets:
Cash	$9,774	$1,731	$677	$11,333	$4,931	$5,369	$15,138
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	4,602	2,753	2,891	5,303	4,435	7,305	6,336
Property and equipment, net	312,454	210,450	291,368	269,035	286,509	281,771	308,194
Total assets	$326,830	$217,866	$299,546	$285,671	$300,522	$294,445	$329,669

LIABILITIES
Current liabilities:
Accrued expenses	$3,001	$1,391	$3,021	$1,386	$2,057	$6,990	$4,829
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	19,140	14,364	9,707	7,496	7,544	8,923	7,278
Tenant deposits	2,195	848	1,745	2,245	2,195	2,295	2,895
Note payable, related party	-	11,100	32,400	-	24,300	-	-
Mortgage payables	-	112,297	220,503	-	219,801	181,802	-
Total liabilities	$24,336	$140,000	$267,375	$11,127	$255,898	$200,010	$15,002

MEMBERS' EQUITY (DEFICIT)
Members' capital	314,122	134,819	109,433	275,038	99,724	103,029	312,615
Accumulated deficit	(11,628)	(56,953)	(77,262)	(494)	(55,099)	(8,594)	2,051
Total members' equity (deficit)	$302,494	$77,866	$32,171	$274,543	$44,624	$94,435	$314,667
Total liabilities and members' equity (deficit)	$326,830	$217,866	$299,546	$285,671	$300,522	$294,445	$329,669

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	302,494	77,866	32,171	274,543	44,624	94,435	314,667
Net adjustments to fair value	56,831	70,037	71,998	71,043	75,606	159,572	99,583
TOTAL NET ASSETS	$359,326	$147,904	$104,169	$345,587	$120,231	$254,007	$414,250
NET ASSET VALUE PER INTEREST	$9.10	$9.29	$7.46	$10.19	$8.60	$15.44	$10.65

	Tuxford	Vernon	Walton	Wave	Weldon	Wellington	Wentworth
ASSETS
Current assets:
Cash	$3,239	$4,692	$6,545	$3,870	$5,596	$6,862	$6,095
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	2,377	4,948	3,437	9,373	3,960	5,024	5,295
Property and equipment, net	235,895	230,801	281,733	301,361	186,640	376,165	206,322
Total assets	$247,795	$244,402	$291,715	$319,682	$199,221	$388,051	$220,565

LIABILITIES
Current liabilities:
Accrued expenses	$2,786	$2,127	$6,274	$2,156	$1,259	$2,213	$1,232
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	11,564	7,228	13,902	12,836	8,481	9,229	6,296
Tenant deposits	1,995	2,843	1,895	2,195	2,168	2,395	1,595
Note payable, related party	25,800	7,400	37,500	94,200	-	8,200	-
Mortgage payables	176,690	180,021	-	221,894	134,988	-	155,352
Total liabilities	$218,834	$199,618	$59,571	$333,281	$146,896	$22,038	$164,474

MEMBERS' EQUITY (DEFICIT)
Members' capital	91,293	80,667	284,076	111,220	76,924	385,378	57,550
Accumulated deficit	(62,332)	(35,883)	(51,932)	(124,820)	(24,599)	(19,364)	(1,460)
Total members' equity (deficit)	$28,961	$44,784	$232,144	$(13,600)	$52,325	$366,013	$56,090
Total liabilities and members' equity (deficit)	$247,795	$244,402	$291,715	$319,682	$199,221	$388,051	$220,565

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	28,961	44,784	232,144	(13,600)	52,325	366,013	56,090
Net adjustments to fair value	50,132	67,826	96,325	69,834	69,281	55,613	117,389
TOTAL NET ASSETS	$79,092	$112,609	$328,469	$56,235	$121,606	$421,626	$173,479
NET ASSET VALUE PER INTEREST	$6.56	$9.70	$9.58	$4.03	$11.91	$8.96	$15.72

	Wescott	Westchester	Wildwood	Willow	Wilson	Winchester	Windsor
ASSETS
Current assets:
Cash	$2,900	$4,054	$6,098	$2,285	$6,075	$7,258	$4,894
Other receivables	-	-	-	-	-	-	-
Prepaid expenses	-	-	-	-	-	-	-
Deposits	924	8,341	5,283	4,088	6,459	5,170	9,296
Property and equipment, net	248,506	299,826	199,567	266,226	350,195	251,519	307,916
Total assets	$252,967	$316,097	$214,016	$272,599	$362,730	$263,948	$328,173

LIABILITIES
Current liabilities:
Accrued expenses	$1,258	$2,947	$1,045	$3,381	$5,649	$1,682	$2,919
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	12,979	8,815	7,252	10,077	10,031	9,881	18,015
Tenant deposits	3,440	5,714	1,945	1,545	2,445	1,895	6,488
Note payable, related party	20,800	27,300	-	-	-	-	48,300
Mortgage payables	133,209	196,587	107,427	-	-	-	224,945
Total liabilities	$171,686	$241,363	$117,669	$15,003	$18,126	$13,458	$300,667

MEMBERS' EQUITY (DEFICIT)
Members' capital	142,375	138,020	107,083	273,021	350,829	262,222	114,006
Accumulated deficit	(61,094)	(63,286)	(10,736)	(15,425)	(6,225)	(11,732)	(86,499)
Total members' equity (deficit)	$81,281	$74,735	$96,347	$257,596	$344,604	$250,490	$27,506
Total liabilities and members' equity (deficit)	$252,967	$316,097	$214,016	$272,599	$362,730	$263,948	$328,173

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	81,281	74,735	96,347	257,596	344,604	250,490	27,506
Net adjustments to fair value	56,862	98,031	68,751	51,962	105,328	60,903	140,369
TOTAL NET ASSETS	$138,143	$172,766	$165,098	$309,559	$449,932	$311,393	$167,876
NET ASSET VALUE PER INTEREST	$7.78	$9.54	$11.25	$9.25	$10.16	$9.87	$10.84

	Winston	Wisteria
ASSETS
Current assets:
Cash	$12,000	$10,037
Other receivables	-	-
Prepaid expenses	-	-
Deposits	5,046	33
Property and equipment, net	299,785	271,887
Total assets	$316,831	$285,070

LIABILITIES
Current liabilities:
Accrued expenses	$1,738	$1,076
Accounts payable	-	-
Due to (from) related parties	11,208	5,949
Tenant deposits	1,795	3,143
Note payable, related party	-	9,300
Mortgage payables	-	205,472
Total liabilities	$14,740	$224,938

MEMBERS' EQUITY (DEFICIT)
Members' capital	309,968	93,083
Accumulated deficit	(7,878)	(32,951)
Total members' equity (deficit)	$302,090	$60,132
Total liabilities and members' equity (deficit)	$316,831	$285,070

NET FAIR VALUE OF ASSETS
Net asset value with members' equity (without fair value adjustments)	302,090	60,132
Net adjustments to fair value	31,529	96,487
TOTAL NET ASSETS	$333,619	$156,619
NET ASSET VALUE PER INTEREST	$8.78	$12.27

[1] Estimated Balance Sheet as of March 31, 2026.

As described in the section "Description of the Securities Being Offered—Valuation Policies," in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager's internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●

an estimated value of our investments, as determined by the Manager's asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our interests; and

●

estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities ("NCPS"), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section "Description of Business—Liquidity Platform" in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager's asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.